

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>Via E-mail</u>
Mr. Frank Ngai Chi Chan
Chief Financial Officer
Gushan Environmental Energy Limited
No. 37, Golden Pond Road
Golden Mountain Industrial District
Fuzhou City, Fujian Province, PR China

  **Re:  Gushan Environmental Energy Limited**
     **Form 20-F for the Fiscal Year Ended December 31, 2010**
     **Filed June 20, 2011**
     **File No. 1-33878**

Dear Mr. Chan:

  We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2010</u>

<u>Consolidated Financial Statements, page F-1</u>

<u>General</u>

1. We note your risk factors on page 26 regarding various restrictions relating to the conversion of currencies and distribution of dividends in China. Please tell us what consideration you have given to including "parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

<u>Note 5.  Property, Plant and Equipment, page F-18</u>

2. We refer to your disclosure that you do not have property ownership certificates for certain of your buildings and note that this disclosure is substantially the same as

provided in prior Exchange Act reports.  Please tell us, and disclose in future filings, whether you believe it is remote, reasonably possible or probable that you will not obtain building ownership and land use certificates.  Please also tell us and disclose when you expect the relevant PRC government authority to provide such certificates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc:     Matthew Sheridan, Esq.
        Sidley Austin